Exhibit 99.1

COSTAMARE INC.

Condensed Consolidated Balance Sheets

As of December 31, 2019 and September 30, 2020

(Expressed in thousands of U.S. dollars)

	December 31, 2019	September 30, 2020
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$148,928	$138,435
Restricted cash (Note 1)	6,912	5,591
Accounts receivable, net	7,397	8,321
Inventories (Note 5)	10,546	10,016
Due from related parties (Note 3)	7,576	2,122
Fair value of derivatives (Notes 18 and 19)	748	-
Insurance claims receivable	1,607	1,498
Time charter assumed (Note 12)	192	191
Prepayments and other assets	8,430	9,693
Vessels held for sale (Note 6)	4,908	5,750
Total current assets	197,244	181,617
FIXED ASSETS, NET:
Right-of-use assets (Note 11)	188,429	200,921
Vessels and advances, net (Note 6)	2,431,830	2,479,124
Total fixed assets, net	2,620,259	2,680,045
OTHER NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	111,681	82,320
Accounts receivable, net, non-current (Note 3)	8,600	3,911
Deferred charges, net (Note 7)	21,983	27,064
Restricted cash, non-current (Note 1)	40,031	43,343
Time charter assumed, non-current (Note 12)	1,030	887
Fair value of derivatives, non-current (Notes 18 and 19)	605	-
Other non-current assets (Note 4)	10,525	10,456
Total assets	$3,011,958	$3,029,643
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$210,745	$167,037
Accounts payable	6,215	9,506
Due to related parties (Note 3)	473	385
Finance lease liabilities, net (Note 11)	16,810	16,451
Accrued liabilities	19,417	19,977
Unearned revenue (Note 12)	10,387	12,047
Fair value of derivatives (Notes 18 and 19)	397	3,517
Other current liabilities	2,090	2,390
Total current liabilities	266,534	231,310
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,206,405	1,312,411
Finance lease liabilities, net of current portion (Note 11)	119,925	120,512
Fair value of derivatives, non-current portion (Notes 18 and 19)	433	4,479
Unearned revenue, net of current portion (Note 12)	7,933	24,326
Total non-current liabilities	1,334,696	1,461,728
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	12	12
Additional paid-in capital (Note 14)	1,351,352	1,362,370
Retained earnings / (Accumulated deficit)	60,578	(16,879)
Accumulated other comprehensive loss (Notes 18 and 20)	(1,214)	(8,898)
Total stockholders’ equity	1,410,728	1,336,605
Total liabilities and stockholders’ equity	$3,011,958	$3,029,643

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Operations

For the nine-month periods ended September 30, 2019 and 2020

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the nine-month periods ended September 30,
	2019	2020
REVENUES:
Voyage revenue	$353,641	$341,176
EXPENSES:
Voyage expenses	(3,180)	(6,383)
Voyage expenses-related parties (Note 3)	(3,610)	(4,753)
Vessels’ operating expenses	(87,322)	(84,999)
General and administrative expenses	(2,240)	(2,669)
General and administrative expenses – related parties (Note 3)	(4,328)	(5,048)
Management fees-related parties (Note 3)	(16,164)	(16,023)
Amortization of dry-docking and special survey costs (Note 7)	(6,737)	(6,765)
Depreciation (Notes 6, 11 and 20)	(85,081)	(81,618)
Loss on sale / disposal of vessels, net (Note 6)	(18,420)	(65,260)
Loss on vessels held for sale (Note 6)	(480)	(14,359)
Vessels impairment loss (Notes 6 and 7)	(3,042)	(31,577)
Foreign exchange losses, net	(28)	(203)
Operating income	123,009	21,519
OTHER INCOME / (EXPENSES):
Interest income	2,512	1,464
Interest and finance costs (Note 16)	(69,342)	(51,452)
Swaps breakage cost, net (Note 18)	(16)	(6)
Income from equity method investments (Note 9)	7,409	12,201
Other, net	561	468
Loss on derivative instruments, net (Note 18)	(1,021)	(2,392)
Total other expenses, net	(59,897)	(39,717)
Net Income / (Loss)	$63,112	$(18,198)
Earnings allocated to Preferred Stock (Note 15)	(23,452)	(23,315)
Gain on retirement of Preferred Stock (Note 15)	-	619
Net income / (loss) available to Common Stockholders	39,660	(40,894)
Earnings / (losses) per common share, basic and diluted (Note 15)	$0.35	$(0.34)
Weighted average number of shares, basic and diluted (Note 15)	114,744,125	120,319,521

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

COSTAMARE INC.

Unaudited Condensed Statements of Comprehensive Income / (Loss)

For the nine-month periods ended September 30, 2019 and 2020

(Expressed in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2019	2020
Net income / (loss) for the period	$63,112	$(18,198)
Other comprehensive income:
Unrealized loss on cash flow hedges, net (Notes 18 and 20)	(6,168)	(7,731)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	47	47
Other comprehensive loss for the period	$(6,121)	$(7,684)
Total comprehensive income / (loss) for the period	$56,991	$(25,882)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

For the nine-month periods ended September 30, 2019 and 2020

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, January 1, 2019	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	112,464,230	$11	$1,313,840	$4,539	$38,734	$1,357,124
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	63,112	63,112
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	5,868,326	1	31,224	-	-	31,225
- Dividends - Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(34,054)	(34,054)
- Dividends - Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(23,451)	(23,451)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(6,121)	-	(6,121)
BALANCE, September 30, 2019	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	118,332,556	$12	$1,345,064	$(1,582)	$44,341	$1,387,835

BALANCE, January 1, 2020	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	119,132,696	$12	$1,351,352	$(1,214)	$60,578	$1,410,728
- Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(18,198)	(18,198)
- Adoption of new accounting policy (Note 4)	-	-	-	-	-	-	-	-	-	-	-	-	(543)	(543)
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	2,361,773	-	13,321	-	-	13,321
-Retirement of Preferred Stock (Note 14)	(25,900)	-	(13,458)	-	(26,865)	-	(29,351)	-	-	-	(2,303)	-	619	(1,684)
- Dividends - Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(35,977)	(35,977)
- Dividends - Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(23,358)	(23,358)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(7,684)	-	(7,684)
BALANCE, September 30, 2020	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	121,494,469	$12	$1,362,370	$(8,898)	$(16,879)	$1,336,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2020

(Expressed in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2019	2020
Cash Flows From Operating Activities:
Net income / (loss):	$63,112	$(18,198)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	85,081	81,618
Credit loss provision	-	12
Amortization of debt discount	(629)	(689)
Amortization and write-off of financing costs	3,627	2,733
Amortization of deferred dry-docking and special survey costs	6,737	6,765
Amortization of assumed time charter	142	144
Equity based payments	2,453	2,416
Loss on derivative instruments, net	1,069	2,205
Loss on sale / disposal of vessels, net	18,420	65,260
Loss on vessels held for sale	480	14,359
Vessels impairment loss	3,042	31,577
Income from equity method investments	(7,409)	(12,201)
Changes in operating assets and liabilities:
Accounts receivable	1,695	3,765
Due from related parties	(325)	5,454
Inventories	1,230	530
Insurance claims receivable	(2,965)	(1,701)
Prepayments and other	187	(1,263)
Accounts payable	(2,621)	3,291
Due to related parties	241	(88)
Accrued liabilities	1,416	4,434
Unearned revenue	33	2,111
Other current liabilities	(273)	300
Dividend from equity method investees	5,246	9,689
Dry-dockings	(6,280)	(12,572)
Accrued charter revenue	(115)	15,942
Net Cash provided by Operating Activities	173,594	205,893
Cash Flows From Investing Activities:
Equity method investments	(55)	-
Return of capital from equity method investments	9,563	31,873
Proceeds from the settlement of insurance claims	7,199	1,810
Vessel acquisition and advances/Additions to vessel cost	(20,326)	(80,495)
Proceeds from the sale of vessels, net	12,549	25,079
Net Cash provided by / (used in) Investing Activities	8,930	(21,733)
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	448,000	252,000
Repayment of long-term debt and finance leases	(545,052)	(385,156)
Payment of financing costs	(3,891)	(7,297)
Swap termination	-	(2,095)
Retirement of preferred stock	-	(1,684)
Dividends paid	(43,864)	(48,430)
Net Cash used in Financing Activities	(144,807)	(192,662)
Net increase / (decrease) in cash, cash equivalents and restricted cash	37,717	(8,502)
Cash, cash equivalents and restricted cash at beginning of the period	166,491	195,871
Cash, cash equivalents and restricted cash at end of the period	$204,208	$187,369
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$63,859	$48,301
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$13,641	$10,905

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the nine-month period ended September 30, 2020, the Company issued 448,800 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of September 30, 2020, under the Plan, the Company has issued to its common stockholders 14,870,654 shares, in aggregate. As of September 30, 2020, the aggregate issued share capital was 121,494,469 common shares. At September 30, 2020, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 58.1% of the outstanding common shares, in the aggregate.

As of December 31, 2019 and September 30, 2020, the Company owned and/or operated a fleet of 60 and 61 container vessels, respectively, with a total carrying capacity of approximately 409,037 and 436,324 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At September 30, 2020, Costamare had 71 wholly-owned subsidiaries incorporated in the Republic of Liberia and six incorporated in the Republic of the Marshall Islands.

Revenues for the nine-month periods ended September 30, 2019 and 2020, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2019	2020
A	22%	22%
B	24%	21%
C	9%	11%
D	38%	32%
Total	93%	86%

The reconciliation of the cash, cash equivalents and restricted cash at end of nine-month periods ended September 30, 2019 and 2020 is presented in the table below:

	2019	2020
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	156,214	138,435
Restricted cash – current portion	6,544	5,591
Restricted cash – non-current portion	41,450	43,343
Total cash, cash equivalents and restricted cash	$204,208	$187,369

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on February 26, 2020.

6

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2020, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international container shipping industry. Average time charter rates have improved significantly since June 2020, however, the situation is still rapidly evolving and, in the midst of the current second wave of infections across many countries worldwide it is difficult to predict the ultimate severity and long-term impact of the pandemic on the industry and Costamare at this time. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the market disruption and is making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 on the Company.

Preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported and disclosed in the financial statements and the accompanying notes. The Company bases its estimates on assumptions, both historical and forward looking, that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of September 30, 2020, the Company has reviewed and evaluated its revenue concentration risk, the recoverability of its Accounts receivable and performed sensitivity analysis to its future undiscounted cash flows on its impairment testing. As part of such evaluation, the Company did not identify any conditions that have substantial impact in the Company’s results of operations, financial position, cash flows or disclosures.

As of September 30, 2020, the impact of the outbreak of the COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2019. There have been no material changes to these policies in the nine-month period ended September 30, 2020, except for as discussed below:

New Accounting Pronouncements – Adopted

On January 1, 2020, the Company adopted ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities, using the modified retrospective method. This new guidance is amended by: ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases; ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis; ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. Upon adoption of this update a cumulative-effect adjustment was made to reduce retained earnings on January 1, 2020 without any retrospective application to prior periods. The Company’s investment in debt securities, which is classified under Other non-current assets, is subject to ASU 2016-13. On adoption, the Company decreased the carrying value of investment and retained earnings by $543. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

On January 1, 2020, the Company adopted ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

7

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On January 1, 2020, the Company adopted ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”, which improves the accounting for the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests, thereby improving general purpose financial reporting. The Company applied the amendments in this Update retrospectively, as required. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. ASU 2020-04 can be adopted as of March 12, 2020 through December 31, 2022. The Company does not currently have any contracts that have been changed to a new reference rate, but the Company will continue to evaluate its contracts and the effects of this standard on its consolidated financial position, results of operations, and cash flows prior to adoption.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement dated November 2, 2015 as amended and restated on January 17, 2020 (the “Framework Agreement”), with general administrative and certain commercial services as well as technical, crewing, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with crewing, commercial and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company. The Company amended and restated the Framework Agreement to allow Costamare Shipping to retain certain relevant payouts from insurance providers. Effective July 1, 2019, the Services Agreement has been amended to increase the fees paid by each vessel-owning subsidiary of the Company to 1.10% from 0.60% of the charter hire and other income earned by each vessel-owning subsidiary.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each containership a daily fee of $0.956 ($0.478 for any containership subject to a bareboat charter) prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

8

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell offers technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. The Cell also offers ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. Following the termination of the Co-operation Agreement on October 16, 2020, V.Ships Greece will continue providing the same management services to the Company’s vessels. As at September 30, 2020, the Cell provided services to 15 of Costamare’s vessels.

Management fees charged by Costamare Shipping in the nine-month periods ended September 30, 2019 and 2020, amounted to $16,164 and $16,023, respectively, and are separately reflected as Management fees-related parties in the accompanying consolidated statements of operations. In addition, Costamare Shipping and Costamare Services charged (i) $4,249 for the nine-month period ended September 30, 2020 ($3,295 for the nine-month period ended September 30, 2019), representing a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of operations, (ii) $1,875, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations for the nine-month period ended September 30, 2020 ($1,875 for the nine-month period ended September 30, 2019) and (iii) $2,416, representing the fair value of 448,800 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of operations for the nine-month period ended September 30, 2020 ($2,453 for the nine-month period ended September 30, 2019). Furthermore, in accordance with the management agreements with V.Ships Greece and third-party managers, V.Ships Greece and the third party managers have been provided with the amount of $75 per vessel as working capital security. Such amount, in aggregate, as at December 31, 2019 was $1,875 and is included in Accounts receivable, net, non-current, in the accompanying 2019 consolidated balance sheet and as of September 30, 2020, $1,575 is included in Accounts receivable, net, non-current and $75 in Accounts receivable, net in the accompanying 2020 consolidated balance sheet.

During the nine-month periods ended September 30, 2019 and 2020, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $2,934 and $2,704, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2019 and September 30, 2020, amounted to $7,576 and $2,122, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2019 and September 30, 2020, amounted to $473 and $385, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of September 30, 2020, Shanghai Costamare provided such services to 17 of the Company’s containerships (17 as of December 31, 2019). There was no balance due from/to Shanghai Costamare at both December 31, 2019 and September 30, 2020. Shanghai Costamare will terminate active operations before December 31, 2020 and the management of the Company’s vessels currently being managed by Shanghai Costamare will be taken over by V.Ships Greece which will subcontract such services to V.Ships (Shanghai) Limited.

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2019, in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2019 (€1,139 for the year ended December 31, 2018). During the nine-month periods ended September 30, 2019 and 2020, BNC charged the ship-owning companies $315 and $289, respectively, which is included in Voyage expenses—related parties in the accompanying consolidated statements of operations. BNC also provides chartering services to a revenue sharing pool which includes one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for five Company vessels. During the nine-month periods ended September 30, 2019 and 2020, BNA charged the ship-owning companies nil and $215, which were included in Voyage expenses – related parties in the accompanying consolidated statements of operations.

9

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Other related parties’ transactions: In October 2020, the Company’s chairman and chief executive officer, Konstantinos Konstantakopoulos, participated with 50% interest in a company that will acquire one 4,253 TEU container vessel (which is comparable to seven of our vessels, including two vessels acquired under the Framework Agreement). The vessel will be delivered during the fourth quarter of 2020.  The co-investors who acquired the other 50% and will be responsible for managing the relevant ship owning company and appointing its board of directors, with Mr. Konstantakopoulos retaining certain shareholder rights. Mr. Konstantakopoulos made a similar investment in three container vessels of 6,350 to 6,494 TEU capacity in January, July and August 2020.  The Audit Committee of the Board of Directors of the Company approved each acquisition. Pursuant to the Restrictive Covenant Agreement between the Company and Mr. Konstantakopoulos, for vessels in which Mr. Konstantakopoulos has a majority interest, Mr. Konstantakopoulos is required to provide priority chartering rights to the Company.  Because Mr. Konstantakopoulos does not own over 50% of the share capital of the relevant ship owning companies of these three vessels, the priority chartering provision of the Restrictive Covenant Agreement does not apply to these vessels.  Mr. Konstantakopoulos may acquire additional vessels in the future in a similar manner.

4. Other Non-Current Assets:

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received ZIM shares representing approximately 1.2% of the outstanding ZIM shares immediately after the restructuring and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the nine-month period ended September 30, 2020, the Company recorded $689 in relation to their unwinding ($629 for the nine-month period ended September 30, 2019), which is included in “Interest income” in the consolidated statements of operations. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at September 30, 2020 (Note 19(c)). These financial instruments are not measured at fair value on a recurring basis. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” to its Series 1 and Series 2 Notes securities and as a result calculated a Credit loss provision of $543, which is reflected as a cumulative effect adjustment to the consolidated statements of stockholders’ equity upon adoption of the guidance at January 1, 2020 and $12, which is included in Other, net in the 2020 consolidated statement of operations. As of September 30, 2020, the Zim debt securities, net, amounted to $6,654 ($6,723 as of December 31, 2019).

The Zim equity securities are carried at cost less impairment. As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim was based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim has implemented in 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of September 30, 2020, the Company has qualitatively assessed for impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded. As of December 31, 2019, and September 30, 2020, the Zim equity securities amounted to $3,802.

10

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

5. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

6. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	$3,573,751	$(1,141,921)	$2,431,830
Depreciation	-	(76,278)	(76,278)
Vessel acquisitions, advances and other vessels’ costs	258,500	-	258,500
Transfers and other movements	(284,454)	149,526	(134,928)
Balance, September 30, 2020	$3,547,797	$(1,068,673)	$2,479,124

During the year ended December 31, 2019, the Company prepaid the outstanding balances of Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. finance lease liabilities (Note 11) and acquired back the 2014-built, 9,403 TEU MSC Azov, MSC Ajaccio and MSC Amalfi. At the same year, the Company agreed to acquire four secondhand containerships. During the year ended December 31, 2019, the Company took delivery of three of the aforementioned vessels the 2010-built, 4,258 TEU Volans and Vulpecula (ex. JPO Vulpecula) and the 2009-built, 4,258TEU Vela.

During the nine-month period ended September 30, 2020, the Company acquired the 2009-built, 4,258TEU JPO Virgo and the 2007-built, 2,572TEU JPO Scorpius and took delivery of the 12,690TEU newbuilds YM Triumph, YM Truth and YM Totality from the shipyard. Upon their delivery, all three newbuild vessels commenced their 10-year time charters.

During the nine-month period ended September 30, 2020, the Company sold the vessels Neapolis, Kawasaki, Kokura and Zagora and recognized a net loss of $65,260, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2020 consolidated statement of operations. During the nine-month period ended September 30, 2020, the Company recorded an impairment loss in relation to five of its vessels in the amount of $31,577 (including $693 transferred from Deferred charges, net). The fair values of the five vessels were determined through Level 2 inputs of the fair value hierarchy (Note 19).

On December 26, 2019 and December 31, 2019, the Company decided to make arrangements to sell the vessels Neapolis and Zagora, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. As of December 31, 2019, the amount of $4,908, separately reflected in Vessels held for sale in the 2019 consolidated balance sheet, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

On May 21, 2020, on June 10, 2020 and June 29, 2020, the Company decided to make arrangements to sell the vessels Kokura, Kawasaki and Singapore Express, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the three vessels as “held for sale” were met.

As of September 30, 2020, the amount of $5,750, separately reflected in Vessels held for sale in the consolidated balance sheet, represents the fair market value of the vessel Singapore Express based on its estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $14,359 (including $33 transferred from Deferred charges, net), was recorded in the nine-month period ended September 30, 2020, and is separately reflected as Loss on vessels held for sale in the accompanying 2020 statement of operations.

During the nine-month period ended September 30, 2019, the Company sold the vessels MSC Pylos and Piraeus and recognized an aggregate loss of $18,420, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2019 consolidated statement of operations. During the nine-month period ended September 30, 2019, the Company recorded an impairment loss in relation to two of its vessels in the amount of $3,042 (including $1,548 transferred from Deferred charges, net), in the aggregate, and is separately reflected in Vessels impairment loss in the 2019 consolidated statement of operations.

11

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Forty-five of the Company’s vessels, with a total carrying value of $1,556,920 as of September 30, 2020, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the four vessels under the sale and leaseback transactions described in Note 11, the three newbuild vessels discussed above, the five vessels acquired under the Share Purchase Agreement (Note 9) with York and four unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2020	$21,983
Additions	12,572
Amortization	(6,765)
Transfers and other movements	(726)
Balance, September 30, 2020	$27,064

During the nine-month period ended September 30, 2020, nine vessels underwent and completed their special surveys. During the nine-month period ended September 30, 2019, six vessels underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

8. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Pursuant to the Framework Deed, Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Framework Deed, the commitment period ended on May 18, 2020 and the termination of the Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare.

As at September 30, 2020, the Company holds between 25% and 49% of the capital stock of 13 jointly-owned companies formed pursuant to the Framework Deed with York (Note 9). The Company accounts for the entities formed under the Framework Deed as equity investments.

12

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % September 30, 2020	Date Established / Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	-	49%	July 8, 2013
Horton Maritime Co.	-	49%	June 26, 2013
Smales Maritime Co.	-	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the nine-month period ended September 30, 2020 the Company received, in the form of a special dividend, $2,450, in aggregate from Steadman Maritime Co., Geyer Maritime Co. and Goodway Maritime Co. During the year ended December 31, 2019, Costamare Ventures contributed $55 to the equity of Marchant Maritime Co. and received $2,340 in aggregate, in the form of a special dividend from Horton Maritime Co. and Steadman Maritime Co. During the year ended December 31, 2019, Smales Maritime Co. sold its vessel Elafonisos and during the same period Costamare Ventures received the amount of $2,940 in the form of a special dividend.

During the nine-month period ended September 30, 2020 the Company received in the form of a special dividend, $37,986 in aggregate, from Kemp Maritime Co., Hyde Maritime Co., Ainsley Maritime Co., Ambrose Maritime Co. and Skerrett Maritime Co. During the year ended December 31, 2019, the Company received in the form of a special dividend, $13,378 in aggregate, from Kemp Maritime Co. and Hyde Maritime Co., $8,149 in aggregate, from Ainsley Maritime Co. and Ambrose Maritime Co., $1,372 from Skerrett Maritime Co. and $1,470 from Geyer Maritime Co.

During the nine-month period ended September 30, 2020, the Company received the amount of $1,126 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co. During the year ended December 31, 2019, the Company received the amount of $1,176 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co.

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare could elect at any time within six months of February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12)) other than non-qualifying assets.

On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York in five 2016-built, 14,000 TEU containerships with newly-issued shares of the Company’s common stock. On July 25, 2019, 2,883,015 shares of common stock were issued in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York was fully paid in cash on May 12, 2020, in accordance with the terms of the Share Purchase Agreement.

For the nine-month periods ended September 30, 2019 and 2020, the Company recorded net income of $7,409 and $12,201, respectively, from equity method investments, which are separately reflected as Income from equity method investments in the accompanying consolidated statements of operations.

13

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2019	September 30, 2020
Non-current assets	$531,448	$520,754
Current assets	49,787	58,143
Total assets	$581,235	$578,897

Current liabilities	$94,879	$30,749

	Nine-month period ended September 30,
	2019	2020
Voyage revenue	61,519	73,114
Net income	$18,453	$29,753

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2019	September 30, 2020
A.	Term Loans:
	1.	Mas Shipping Co.	-	-
	2.	Montes Shipping Co. and Kelsen Shipping Co.	22,000	8,500
	3.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	-	-
	4.	Raymond Shipping Co. and Terance Shipping Co.	-	-
	5.	Uriza Shipping S.A.	23,833	20,583
	6.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	65,375	-
	7.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	18,080	-
	8.	Nerida Shipping Co.	13,575	12,225
	9.	Costamare Inc.	155,195	-
	10.	Singleton Shipping Co. and Tatum Shipping Co.	44,000	41,600
	11.	Reddick Shipping Co. and Verandi Shipping Co.	20,120	16,460
	12.	Costamare. Inc.	36,385	30,385
	13.	Bastian Shipping Co. and Cadence Shipping Co.	128,400	117,000
	14.	Adele Shipping Co.	66,500	62,000
	15.	Raymond Shipping Co., Terance Shipping Co. and Undine Shipping Co.	147,110	138,440
	16.	Quentin Shipping Co. and Sander Shipping Co.	91,239	82,955
	17.	Costamare Inc.	-	28,444
	18.	Capetanissa Maritime Corporation et al.	-	67,750
	19.	Caravokyra Maritime Corporation et al.	-	67,400
	20.	Achilleas Maritime Corporation et al.	-	61,034
		Total Term Loans	$831,812	$754,776
B.	Other financing arrangements		594,350	738,668
		Total long-term debt	$1,426,162	$1,493,444
		Less: Deferred financing costs	(9,012)	(13,996)
		Total long-term debt, net	1,417,150	1,479,448
		Less: Long-term debt current portion	(213,022)	(169,699)
		Add: Deferred financing costs, current portion	2,277	2,662
		Total long-term debt, non-current, net	$1,206,405	$1,312,411

14

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. In January 2008, Mas Shipping Co., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Kokura. On August 3, 2017, the Company prepaid the amount of $1,000 on the then outstanding balance. On February 16, 2018, Mas Shipping Co. entered into a supplemental agreement with the bank pursuant to which Mas Shipping Co. repaid $1,000 in February 2018 and the bank agreed to extend the maturity of the loan until February 2019. During the year ended December 31, 2019, the outstanding balance of the loan of $9,125 was fully repaid.

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. On June 29, 2020, the Company prepaid $8,500, due to the sale of Kawasaki (ex. Maersk Kawasaki) (Note 6), on the then outstanding balance. As of September 30, 2020, the outstanding balance of the loan of $8,500 is repayable in December 2020.

3. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. On July 17, 2019, the Company fully repaid the outstanding balance of $48,385 relating to Vantage and on July 26, 2019, the Company fully repaid the outstanding balance of $90,403 in aggregate relating to Valor and Valiant.

4. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a consortium of banks, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. On July 17, 2019, the Company fully repaid the outstanding balance of $88,678 in aggregate relating to Valence and Value.

5. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of September 30, 2020, the outstanding balance of $20,583 is repayable in 3 equal quarterly installments of $1,083.3, from November 2020 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

6. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. On May 7, 2020, the outstanding balance of the loan was fully repaid (Note 10.A.18).

7. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. On January 24, 2020, the Company prepaid the amount $1,385 due to the sale of the vessel Neapolis (Note 6). On May 7, 2020, the outstanding balance of the loan was fully repaid (Note 10.A.18).

8. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. As of September 30, 2020, the outstanding balance of $12,225 is repayable in 8 equal quarterly installments of $450, from November 2020 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

9. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance a previously held loan. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus. During the nine-month period ended September 30, 2020, the Company partially refinanced the outstanding loan amount of $143,324 with two new loan facilities (Note 10.A.19 and 10.A.20) and fully prepaid the loan.

15

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of September 30, 2020, the outstanding balance of Tranche A of $20,800 is repayable in 20 equal quarterly installments of $400, from October 2020 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of September 30, 2020, the outstanding balance of Tranche B of $20,800 is repayable in 20 equal quarterly installments of $400, from November 2020 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

11. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka. The facility has been drawn down in two tranches on October 30, 2018. As of September 30, 2020, the outstanding balance of each tranche of $8,230 is repayable in 3 equal quarterly installments of $610 each, from October 2020 to April 2021 and a balloon payment of $6,400 each payable together with the last installment.

12. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. As of September 30, 2020, the outstanding balance of Tranche A of $14,000 is repayable in 13 variable quarterly installments, from November 2020 to November 2023. As of September 30, 2020, the outstanding balance of Tranche B of $16,385 is payable in November 2023.

13. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 11) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of September 30, 2020, the aggregate outstanding balance of the two tranches of $117,000 is repayable in 27 variable quarterly installments, from December 2020 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

14. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 11) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of September 30, 2020, the outstanding balance of the loan of $62,000 is repayable in 24 equal quarterly installments of $1,500, from October 2020 to June 2026 and a balloon payment of $26,000 payable together with the last installment.

15. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance the term loan discussed in Note 10.A.3 and fully refinance the term loan discussed in Note 10.A.4 above. The facility was drawn down in three tranches on July 15, 2019. As of September 30, 2020, the outstanding balance of each tranche of $46,147, is repayable in 20 equal quarterly installments of $963.3 from October 2020 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

16. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance the term loan discussed in Note 10.A.3 above. The facility was drawn down in two tranches on July 26, 2019. As of September 30, 2020, the outstanding balance of each tranche of $41,477, is repayable in 20 equal quarterly installments of $1,005.7 from October 2020 to July 2025 and a balloon payment of $21,364 each payable together with the last installment.

17. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Volans, Vulpecula, Vela and JPO Virgo (Note 6). On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. As of September 30, 2020, the aggregate outstanding balance of tranche A and B of $14,714 is repayable in 14 equal quarterly installments of $194 and $199, respectively, from November 2020 to February 2024 and a balloon payment of $4,646 and $4,566, respectively, payable together with the last installment. As of September 30, 2020, the aggregate outstanding balance of tranche C and D of $13,730 is repayable in 14 equal installments of $190 and $195, respectively, from November 2020 to February 2024 and a balloon payment of $4,210 and $4,130, respectively, payable together with the last installment.

18. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance the term loans discussed in 10.A.6 and 10.A.7 above. The facility was drawn down on May 6, 2020. As of September 30, 2020, the outstanding balance of $67,750 is repayable in 19 equal quarterly installments of $2,250 from November 2020 to May 2025 and a balloon payment of $25,000 payable together with the last installment.

16

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

19. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance the term loan discussed in 10.A.9 above. The facility was drawn down on June 4, 2020. As of September 30, 2020, the outstanding balance of $67,400 is repayable in 19 variable quarterly installments from December 2020 to June 2025 and a balloon payment of $29,200 payable together with the last installment.

20. On June 11, 2020, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance the term loan discussed in 10.A.9 above. The facility was drawn down on June 17, 2020. On September 10, 2020 and September 16, 2020, the Company prepaid $1,450 and $4,878, respectively due to the sale of Zagora and Singapore Express (Note 6), on the then outstanding balance. As of September 30, 2020, the outstanding balance of $61,034 is repayable in 15 equal quarterly installments of $2,637.8 from December 2020 to June 2024 and a balloon payment of $21,466.6 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 105% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 6). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the nine-month period ended September 30, 2020 amounted to $2,718 ($2,459 for the year ended December 31, 2019), in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2020 consolidated balance sheet. The total financial liability under these financing agreements will be repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of September 30, 2020 and following the delivery of the first three newbuilds (Note 6), the aggregate outstanding amount of their financing arrangements is repayable in various installments from October 2020 to September 2030 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the nine-month period ended September 30, 2020, the interest expense incurred amounted to $1,378, in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

2. On November 12, 2018, the Company, as discussed in Notes 6 and 9 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. As at September 30, 2020, the aggregate outstanding amount of the five financing arrangements is repayable in various installments from October 2020 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the nine-month period ended September 30, 2020, the interest expense incurred amounted to $20,996 ($23,541 for the nine-month period ended September 30, 2019), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

17

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of September 30, 2020, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $738,668.

The annual repayments under the Term Loans and Other Financing Arrangements after September 30, 2020, are in the aggregate as follows:

Year ending December 31,	Amount
2020	$42,228
2021	158,828
2022	131,627
2023	140,586
2024	152,048
2025 and thereafter	868,127
Total	$1,493,444

The interest rate of Costamare’s long-term debt as at December 31, 2019 and September 30, 2020, was in the range of 3.75%-6.34% and 2.10%-6.34%, respectively. The weighted average interest rate of Costamare’s long-term debt as at both December 31, 2019 and September 30, 2020, was 4.8% and 4.0%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 16 and 18) and capitalized interest for the nine-month periods ended September 30, 2019 and 2020, amounted to $53,290 and $46,740, respectively. Of the above amounts, $51,751 and $44,022, are included in Interest and finance costs in the accompanying consolidated statements of operations for the nine-months periods ended September 30, 2019 and 2020, respectively, whereas in 2019 an amount of $1,539 is capitalized and included in (a) Vessels and Advances, net in the consolidated balance sheet as of December 31, 2019. In 2020, an amount of $2,718 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of September 30, 2020.

C. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2020	$10,874
Additions	7,297
Amortization and write-off	(2,733)
Transfers and other movements	(716)
Balance, September 30, 2020	$14,722
Less: Current portion of financing costs	(2,861)
Financing costs, non-current portion	$11,861

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of operations (Note 16).

11. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 10.A.13). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two vessels.

18

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 10.A.14). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the vessel.

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as finance leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue.

At January 1, 2019, as a result of the adoption of ASC 842 Leases, the balance of Prepaid lease rentals of $42,919 and Deferred gain, net, amounted to $3,557, were reclassified to Right-of-Use assets.

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the nine-month periods ended September 30, 2019 and 2020, amounted to $9,598 and $5,293, respectively, and is included in Depreciation in the accompanying consolidated statements of operations. As of December 31, 2019, and September 30, 2020, accumulated depreciation amounted to $20,635 and $25,928, respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2019, and September 30, 2020, the net book value of the vessels amounted to $188,429 and $200,921, respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

The finance lease liabilities amounting to $137,689 as at September 30, 2020 are scheduled to expire through 2026 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 16 and 18) for the nine-month periods ended September 30, 2019 and 2020, amounted to $13,493 and $4,336, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the finance leases after September 30, 2020, are in the aggregate as follows:

Year ending December 31,	Amount
2020	$4,577
2021	18,267
2022	18,267
2023	18,267
2024	37,157
2025 and thereafter	46,720
Total	$143,255
Less: Amount of interest (Leonidio and Kyparissia)	(5,566)
Total lease payments	$137,689
Less: Financing costs, net	(726)
Total lease payments, net	$136,963

19

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2019 and September 30, 2020 consolidated balance sheet as follows:

	December 31, 2019	September 30, 2020
Finance lease liabilities – current	$17,372	$16,650
Less: current portion of financing costs	(562)	(199)
Finance lease liabilities – non-current	121,225	121,039
Less: non-current portion of financing costs	(1,300)	(527)
Total	$136,735	$136,963

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2019 and September 30, 2020, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2019, the net accrued charter revenue, totaling ($13,034) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying consolidated balance sheet. As at September 30, 2020, the net accrued charter revenue, totaling ($28,976) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2020	$(1,166)
2021	(4,657)
2022	(3,935)
2023	(6,533)
2024	(7,609)
2025 and thereafter	(5,076)
Total	$(28,976)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2019 and September 30, 2020, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2019	September 30, 2020
Hires collected in advance	$5,286	$7,397
Charter revenue resulting from varying charter rates	13,034	28,976
Total	$18,320	$36,373
Less current portion	(10,387)	(12,047)
Non-current portion	$7,933	$24,326

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 6). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. As of December 31, 2019, and September 30, 2020, the aggregate balance of time charter assumed (current and non-current) was $1,222 and $1,078, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the nine-month periods ended September 30, 2019 and 2020, the amortization expense of Time charter assumed amounted to $142 and $144, respectively, and is included in Voyage revenue in the accompanying consolidated statements of operations.

20

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Commitments and Contingencies:

(a) Time charters: As at September 30, 2020, the Company has entered into time charter arrangements for all of its vessels in operation, including the two newbuilds under construction, with the exception of one vessel, which is held for sale (Note 6), with international liner operators. These arrangements as at September 30, 2020, have remaining terms of up to 126 months. At September 30, 2020, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2020	$106,665
2021	360,230
2022	311,800
2023	304,872
2024	304,841
2025 and thereafter	636,001
Total	$2,024,409

(b) Capital Commitments: Capital commitments of the Company as at September 30, 2020 were $15,090, in the aggregate, consisting of payments through the Company’s equity (i) upon each vessel’s delivery from the shipyard in relation to the two remaining vessels under construction discussed in Note 6, while approximately $0.2 billion in total is financed through a financial institution (Note 10.B) and (ii) in relation to the construction and installation of scrubbers in six of our existing vessels, while an amount of $1,270 for one of them is financed (Note 10.A.14).

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at September 30, 2020, Costamare has guaranteed $61,911 of the debt relating to Ainsley Maritime Co., $65,150 of the debt relating to Ambrose Maritime Co., $62,500 of the debt relating to Kemp Maritime Co., $61,750 of the debt relating to Hyde Maritime Co. and $62,833 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the income of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the nine-month periods ended September 30, 2019 and 2020, the Company issued 448,800 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the nine-month period ended September 30, 2020.

21

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2019, the Company issued 3,187,051 shares, at par value of $0.0001 to its common stockholders, at an average price of $5.8056 per share. During the nine-month period ended September 30, 2020 the Company issued 1,912,973 shares, at par value of $0.0001 to its common stockholders, at an average price of $5.7011 per share.

On July 25, 2019, 2,883,015 shares of common stock at par value of $0.0001 were issued pursuant to the Share Purchase Agreement with York (Note 9).

As of September 30, 2020, the aggregate issued share capital was 121,494,469 common shares at par value of $0.0001.

(b) Preferred Stock: During the nine-month period ended September 30, 2020, the Company repurchased and retired 95,574 preferred shares of all classes in the aggregate, at an average price of $17.63 per share. The face value of the preferred shares were cleared from the Additional Paid-in Capital while the gain from this transaction, resulting as the difference between the fair value of the consideration paid and the carrying value of the preferred stock, was posted to retained earnings and added to net income to arrive at income available to common stockholders in the calculation of the earnings per share for the period (Note 15).

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares excluding the shares bought back during the nine-month period ended September 30, 2020, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the nine-month period ended September 30, 2019, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,580 in cash and issued 961,656 shares pursuant to the Plan for the fourth quarter of 2018, (ii) $6,867 in cash and issued 775,947 shares pursuant to the Plan for the first quarter of 2019 and (iii) $6,966 in cash and issued 798,908 shares pursuant to the Plan for the second quarter of 2019. During the nine-month period ended September 30, 2020, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,762 in cash and issued 649,928 shares pursuant to the Plan for the fourth quarter of 2019, (ii) $9,061 in cash and issued 637,516 shares pursuant to the Plan for the first quarter of 2020 and (iii) $9,249 in cash and issued 625,529 shares pursuant to the Plan for the second quarter of 2020.

During the nine-month period ended September 30, 2019, the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2018 to January 14, 2019, (ii) $953 or $0.476563 per share for the period from January 15, 2019 to April 14, 2019 and (iii) $953 or $0.476563 per share for the period from April 15, 2019 to July 14, 2019. During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2019 to January 14, 2020, (ii) $946 or $0.476563 per share for the period from January 15, 2020 to April 14, 2020 and (iii) $939 or $0.476563 per share for the period from April 15, 2020 to July 14, 2020.

During the nine-month period ended September 30, 2019, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2018 to January 14, 2019, (ii) $2,125 or $0.531250 per share for the period from January 15, 2019 to April 14, 2019 and (iii) $2,125 or $0.531250 per share for the period from April 15, 2019 to July 14, 2019. During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,111 or $0.531250 per share for the period from January 15, 2020 to April 14, 2020 and (iii) $2,111 or $0.531250 per share for the period from April 15, 2020 to July 14, 2020.

22

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the nine-month period ended September 30, 2019, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2018 to January 14, 2019, (ii) $2,188 or $0.546875 per share for the period from January 15, 2019 to April 14, 2019 and (iii) $2,188 or $0.546875 per share for the period from April 15, 2019 to July 14, 2019. During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,180 or $0.546875 per share for the period from January 15, 2020 to April 14, 2020 and (iii) $2,180 or $0.546875 per share for the period from April 15, 2020 to July 14, 2020.

During the nine-month period ended September 30, 2019, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,551 or $0.554688 per share for the period from October 15, 2018 to January 14, 2019, (ii) $2,551 or $0.554688 per share for the period from January 15, 2019 to April 14, 2019 and (iii) $2,551 or $0.554688 per share for the period from April 15, 2019 to July 14, 2019. During the nine-month period ended September 30, 2020, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,551 or $0.554688 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,537 or $0.554688 per share for the period from January 15, 2020 to April 14, 2020 and (iii) $2,537 or $0.554688 per share for the period from April 15, 2020 to July 14, 2020.

15. Earnings / (losses) per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period and the gain which resulted from the repurchase of the preferred shares within the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the nine-month periods ended September 30, 2019 and 2020, amounted to $23,452 and $23,315, respectively.

	Nine-month period ended September 30,
	2019	2020
	Basic EPS	Basic LPS
Net income / (loss)	$63,112	$(18,198)
Less: paid and accrued earnings allocated to Preferred Stock	(23,452)	(23,315)
Add: gain from retirement of Preferred Stock	-	619
Net income / (loss) available to common stockholders	39,660	(40,894)
Weighted average number of common shares, basic and diluted	114,744,125	120,319,521
Earnings / (losses) per common share, basic and diluted	$0.35	$(0.34)

23

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of operations are as follows:

	Nine-month period ended September 30,
	2019	2020
Interest expense	$68,520	$50,469
Interest capitalized	(1,539)	(2,718)
Swap effect	(1,737)	607
Amortization and write-off of financing costs	3,627	2,733
Bank charges and other financing costs	471	361
Total	$69,342	$51,452

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate swap agreements with varying start and maturity dates.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, following the adoption of ASU 2017-12, these interest rate swaps qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance cost, while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in the same line of the income statement expected for the hedged item. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Loss on derivative instruments.

At December 31, 2019 and September 30, 2020, the Company had interest rate swap agreements with an outstanding notional amount of $149,672 and $262,995, respectively. The fair value of these interest rate swaps outstanding as at December 31, 2019 and September 30, 2020 amounted to a net asset of $399 and a liability of $7,914, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and July 2025.

During the year ended December 31, 2019, the Company entered into two interest rate swap agreements with an aggregate notional amount of $46,000, which both met hedge accounting criteria according to ASC 815. During the nine-month period ended September 30, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046, which all met hedge accounting criteria according to ASC 815 for non-zero derivative instruments at hedge inception.

24

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the nine-month period ended September 30, 2020, the Company terminated two interest rate derivative instruments and paid the counterparties breakage costs of $6 in aggregate, which are included in Swap breakage costs, net in the accompanying 2020 consolidated statement of operations. During the nine-month period ended September 30, 2019, the Company terminated eight interest rate derivative instruments and received from the counterparties breakage costs of $232 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of operations.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $3,435.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: During the year ended December 31, 2019, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $248 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of operations. As of December 31, 2019, the Company did not hold any interest rate swaps that did not qualify for hedge accounting.

During the nine-month period ended September 30, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046. These interest rate swap agreements at their inception, did not qualify for hedge accounting and the Company recorded a loss of $2,193, representing the fair value change for the period the swap agreements were not designated in a hedging relationship, which is included in Loss on derivative instruments, net in the accompanying consolidated statements of operations for the nine-month period ended September 30, 2020. As of September 30, 2020, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of September 30, 2020, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $6,000 at an average forward rate of Euro/U.S. dollar 1.1906, expiring in monthly intervals up to March 2021.

As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $6,000 at an average forward rate of Euro/U.S. dollar 1.1037, expiring in monthly intervals up to March 2020.

The total change of forward contracts fair value for the nine-month period ended September 30, 2020, was a loss of $206 (loss of $294 for the nine-month period ended September 30, 2019) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of operations.

25

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Effect of Derivative Instruments for the nine-month periods ended
September 30, 2019 and 2020
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative		Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
	2019	2020		2019	2020
Interest rate swaps	$(4,431)	$(8,338)	Loss on derivative instruments, net	$-	$-
Reclassification to Interest and finance costs	(1,737)	607	Loss on derivative instruments, net	-	-
Total	$(6,168)	$(7,731)		$-	$-

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2019	2020
Non-hedging interest rate swaps	Loss on derivative instruments, net	$(727)	$(2,186)
Forward contracts	Loss on derivative instruments, net	(294)	(206)
Total		$(1,021)	$(2,392)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to ($48) and nil for the nine-month periods ended September 30, 2019 and 2020, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets, except debt securities, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The debt securities are carried at amortized cost and their fair values as of September 30, 2020, is estimated in the amount of $3,579 in the aggregate, based on public quotations from a provider of financial market information (Level 2 inputs of the fair value hierarchy) (Note 4). The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B, the fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

26

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2019 and September 30, 2020, the fair value of these interest rate swaps in aggregate amounted to a net asset of $399 and a liability of $7,914, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2019 and September 30, 2020, amounted to an asset of $124 and a liability of $82, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	$124	$-	$124	$-
Interest rate swaps-asset position	1,229	-	1,229	-
Interest rate swaps-liability position	(830)	-	(830)	-
Total	$523	$-	$523	$-

	September 30, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-liability position	$(82)	$-	$(82)	$-
Interest rate swaps-liability position	(7,914)	-	(7,914)	-
Total	$(7,996)	$-	$(7,996)	$-

Assets measured at fair value on a non-recurring basis:

During the nine-month period ended September 30, 2020, five vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these five vessels amounting to $30,500 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

20. Comprehensive Income:

During the nine-month period ended September 30, 2019, Other comprehensive loss decreased with net losses of $6,121 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $4,431), net of the settlements to net income of derivatives that qualify for hedge accounting (loss of $1,737) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($47).

During the nine-month period ended September 30, 2020, Other comprehensive loss increased with net losses of $7,684 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $8,338), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $607) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($47).

As at September 30, 2019 and 2020, Comprehensive income / (loss) amounted to an income of $56,991 and a loss of $25,882, respectively.

27

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

21. Subsequent Events:

(a)	Declaration and payment of dividends (common stock): On October 2, 2020, the Company declared a dividend for the quarter ended September 30, 2020, of $0.10 per share on its common stock, which was paid on November 5, 2020, to stockholders of record of common stock as of October 20, 2020.

(b)	Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On October 2, 2020, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on October 15, 2020 to holders of record as of October 14, 2020.

(c)	Sale of vessel: On October 2, 2020, the vessel Singapore Express was delivered to its buyers (Note 6).

(d)	Vessel acquisition: On October 2, 2020, Costamare agreed to acquire one 2011-built, 4,200 TEU containership and one 2006-built, 5,600TEU, which are expected to be delivered within the fourth quarter of 2020 and in 2021, respectively.